Exhibit 99.1

ASML Outlines Long-Term Growth Opportunity at Investor Day; Receives First Order for EUV Production Systems

LONDON, 24 November 2014 - At its Investor Day, ASML Holding N.V. (ASML) will today outline its expected opportunity to grow net sales to about EUR 10 billion and to triple earnings per share by 2020.

ASML also announces that Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) has ordered two NXE:3350B EUV systems for delivery in 2015 with the intention to use those systems in production. In addition, two NXE:3300B systems already delivered to TSMC will be upgraded to NXE:3350B performance.

ASML’s executive management will present the 2020 ambition in more detail from 13:00 GMT (14:00 CET) at the Investor Day in London. The presentations will also be webcast live at www.asml.com.

Underpinning ASML’s 2020 ambition is the semiconductor industry’s continued aggressive pursuit of transistor scaling to deliver improvements in performance, size and power consumption, which in turn makes possible new applications and more attractive consumer devices and services, fuelling overall industry growth. In short, ASML expects Moore’s Law to continue to drive the industry in the coming ten years, with lithography as the key enabler.

Regarding our main technologies, we expect

Deep-UV immersion systems to be used for patterning of multiple layers in all advanced processes for the forseeable future;

EUV to enable cost effective manufacturing of logic, DRAM and NAND chips from 2016/2017 allowing feature size shrink and simplification of manufacturing processes;

Holistic Lithography products to deliver advanced correction capability supporting the tightening of litho related manufacturing tolerances, resulting in lower rework and higher yields.

About ASML ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,800 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels and trends, our market share, customer orders and systems backlog, IC unit demand, expected or indicative financial results or targets, including revenue, gross margin, expenses, gross margin percentage, opex percentage of sales, tax percentage, cash conversion cycle, capex percentage of sales, credit rating and earnings per share, expected shipments of tools and the timing thereof, including expected shipments of EUV and DUV tools, productivity of our tools and systems performance, including EUV system performance (such as endurance tests), the development of EUV technology and timing of shipments, development in IC technology, including shrink scenarios, NAND technology development and cost estimates, expectations on development of the shrink roadmap across all of our systems, upgradeability of

ASML

our tools, system and upgrade orders, customer transition estimates, expected transition scaling, forecasted industry developments, including expected smartphone, tablet and server use in future years, and expectations relating to new applications including wearable devices and connected devices, expected investment pay-back time for foundries, expected construction of additional holistic lithography infrastructure, the continuation of Moore’s Law, and our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, market demand for our existing products and for new products and our ability to maintain or increase or market share, the development of and customer demand for multi-patterning technology and our ability to meet overlay and patterning requirements, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, EUV system performance and customer acceptance, availability of raw materials and critical manufacturing equipment, trade environment, our ability to reduce costs, changes in exchange rates and tax rates, available cash, distributable reserves for dividend payments and share repurchases, changes in our treasury policy, including our dividend and repurchase policy, failure to complete orders, including due to failure to meet purchase order performance conditions (for new systems and upgrades), the risk that key assumptions underlying financial targets prove inaccurate, including assumptions relating to market share, lithography market growth and our customers’ ability to reduce productions costs, risks associated with Cymer, which we acquired in 2013, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Lucas van Grinsven

Communication Worldwide | Corporate

+316 101 99 532

corpcom@asml.com

Niclas Mika

Corporate Communications

+31 6 201 528 63

corpcom@asml.com

Craig DeYoung

VP Investor Relations Worldwide

+1.480.696.2762

ASML

craig.deyoung@asml.com

Marcel Kemp

Director Investor Relations - Europe

+31.40.268.6494

marcel.kemp@asml.com

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